KLONDEX MINES LTD.

NOTICE OF CHANGE OF AUDITOR

TO:	MacKay LLP, Chartered Accountants

AND TO:	PricewaterhouseCoopers LLP, Chartered Accountants

TAKE NOTICE THAT:

(a)

MacKay LLP, Chartered Accountants, the former auditors of KLONDEX MINES LTD. (the "Corporation") tendered their resignation effective January 6, 2014 and the directors of the Corporation on January 6, 2014 have appointed PricewaterhouseCoopers LLP, Chartered Accountants, as successor auditors in their place;

(b)	the former auditors of the Corporation were requested to resign at the request of the Corporation;

(c)

the resignation of MacKay LLP, Chartered Accountants and the appointment of PricewaterhouseCoopers LLP, Chartered Accountants in their place have been approved by the board of directors of the Corporation;

(d)

there were no modified opinions expressed in the former auditors' reports on any of the financial statements of the Corporation commencing at the beginning of the two most recently completed fiscal years and ending on January 6, 2014; and

(e)	there are no reportable events (as defined in section 4.11 of National Instrument 51-102

Continuous Disclosure Obligations).

DATED this 9th day of January, 2014.

BY ORDER OF THE BOARD

"Barry Dahl"

Barry Dahl
Chief Financial Officer